TechTarget, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Toro CombineCo, Inc.

Commission File No.: 333-280529

The following is a transcript of a webcast held by TechTarget, Inc. on November 12, 2024. The speakers are identified therein.

11 - 12 - 2024

TechTarget, Inc.

TechTarget Reports Third Quarter 2024 Conference Call and Webcast

CORPORATE SPEAKERS:

Charles Rennick

TechTarget, Inc.; General Counsel

Greg Strakosch

TechTarget, Inc.; Executive Chairman

Michael Cotoia

TechTarget, Inc.; Chief Executive Officer

PARTICIPANTS:

Justin Patterson

KeyBanc; Analyst

Joshua Reilly

Needham; Analyst

Cal Bartyzal

Craig-Hallum; Analyst

PRESENTATION:

Operator^ Good afternoon. Thank you for attending today’s TechTarget Reports third quarter 2024 Conference Call and Webcast. My name is Tamia and I will be the moderator for today’s call. All lines will be muted during the presentation portion of the call. If you would like to ask a question, please press star one on your telephone’s keypad. I would now like to pass the conference over to your host, Charlie Rennick, General Counsel. You may proceed.

Charles Rennick^ Thank you, Tamia, and good afternoon, everyone. The speakers joining us here today are Greg Strakosch, our Executive Chairman; Mike Cotoia, our Chief Executive Officer; and Dan Noreck, our Chief Financial Officer.

Before turning the call over to Greg, we would like to remind everyone on the call of our earnings release process.

As previously announced, in order to provide you with an update on our business in advance of the call we have posted our shareholder letter on the Investor Relations section of our website and furnished it on an 8-K. You can also find these materials with the SEC free of charge at the SEC’s website, www.sec.gov.

The corresponding webcast as well as a replay of this conference call will be made available on the Investor Relations section of our website.

Following Greg’s introductory remarks, the management team will be available to answer questions. Any statements made today by TechTarget that are not factual, including during the Q&A, may be considered forward-looking statements.

These forward-looking statements, which are subject to risks and uncertainties, are based on assumptions and are not guarantees of our future performance. Actual results may differ materially from our forecast and from these forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, including those discussed in the risk factors section of our most recent periodic reports on Forms 10-Q and 10-K.

These statements speak only as of the date of this call, and TechTarget undertakes no obligation to revise or update any forward-looking statements in order to reflect events that may arise after this conference call except as required by law.

Finally, we may also refer to certain financial measures not prepared in accordance with GAAP. A reconciliation of certain of these non-GAAP financial measures to the most comparable GAAP measures to the extent available without unreasonable effort a company to our shareholder letter. With that, I’ll turn the call over to Greg.

Greg Strakosch^ Great. Thank you, Charlie.

We are encouraged to report modest year-over-year revenue growth for the second quarter in a row.

We think it is clear that the worst of the downturn is behind us.

We expect to continue to see similar revenue growth in Q4 and into the early part of 2025.

We have several reasons to be optimistic, including a better interest rate environment, the certainty that comes with the election behind us, and the expectation that there will be a new technology investment cycle around AI.

We used our strong balance sheet to invest during the downturn to strengthen our leadership position. This strength will be increased with the proposed combination with Informa Tech’s digital business. We expect this deal to close this quarter. I will now open the call to questions.

Operator^ We will now begin the Q & A session. If you would like to ask a question, please press star followed by one on your telephone keypad. If, for any reason at all, you would like to remove that question, please press star followed by two. Again, to ask a question, please press star one. As a reminder, if you are using a speaker phone, please remember to pick up your handset before asking your question. Our first question comes from Justin Patterson with KeyBanc. You may proceed.

Justin Patterson^ Great. Thank you. Two if I can. First, you’ve had a lot of product innovation this year. I’d love to hear just how customers are adopting some of these new products and what could be into the pipeline/on the product pipeline for 2025.

So that’s the first question.

Then secondly, Greg, I just wanted to come back to that point you talked about. There’s going to be an AI investment cycle here.

I know it’s something we’re all trying to work through the pace of. When you look at page views on your site, content being consumed, any signs that we’re now closer to seeing some of that monetization come in? Thanks so much.

Michael Cotoia^ Great. Justin, this is Mike.

In terms of the product innovation, we’ve been very aggressive in terms of the product innovation and what we’re trying to build for the overall platform that we’re bringing to the market. And at the end of Q2, we introduced one of the products, which is our Account Intent Feeds, which is a subscription offering, and it’s a module of the Priority Engine, but it’s very focused on account-only first-party intent signals.

And that was really important for us, because if you know us, historically, we are focused on prospect level intelligence for sales activation and for our marketing automation to reach individuals.

At the account level, our customers have come to us and said they are craving for first-party account-specific intent feeds to help fuel different go-to-market strategies.

For example, we look at account level targeting for customers. They look at creating ABM lists. They look at account prioritization based on first-party insights, programmatic advertising and account insights for sellers.

So it’s really important that we can provide our intent at the account level into our customers’ workflows.

We announced, as part of that, a partnership with Six Sense’s Revenue AI platform.

So think about Six Sense in the platform, helping customers have access to account insight feeds.

But accounts don’t get — vendors don’t get access to the TechTarget intelligence unless they are a subscriber to our insights.

So making sure that we have our account insights integrated seamlessly into the Six Sense platforms help our customers have a better experience and to really help put that account intent insights into action around those use cases.

The other launch that we did was Market Monitor, which is a real-time market dynamics, data set to assist our clients in a lot of different areas. Think about content investments, marketing and sales outreach.

So what we’re looking at the types of accounts actively research in a particular solution, by industry or by vertical, the types of personas within those accounts.

We’re reporting on best-performing content, what resonates, what doesn’t resonate, as well as competitive insights, who’s influencing or engaging within those accounts.

And if you take a look at our product strategy, we’re really focused on connecting the dots across all the different products that we have to offer, from content enablement and custom content strategy, so that we can help customers by identifying and providing them the insights on, you need to invest in this type of content because this is what performs the best to go out and reach, engage and influence fires, it’s going to help on our content strategy.

All the way to brand, as I mentioned, cost of investment, content investment, allow put the right assets in market for demand and intent that converts.

So Market Monitor was another release, and we’re seeing success on that as well. The other product that we announced was our Priority Engine Demand.

We’ve been talking about this throughout the year. Think about this as really tying a holistic approach in providing our customers insights on how all the products are doing and all the solutions that TechTarget is providing them.

Each of our solutions is powered by permission-based and first-party and intent insight.

So we want to make sure that we’re revolutionizing and evolving the demand gen strategy.

And, this again is a subscription-based offering, where our customers will now have access to customized content ops.

Not only will they have insights into that active we’ll call it lead or prospect, but we will be able to deliver and provide insights into the buying groups and the buying teams within those accounts.

We’ll be leveraging our Intent Mail AI, that we launched early in the year, that was focused on prospect level to find group levels, so we can scale and make sure that our customers are in the best position to reach and scale with efficiency and efficacy, to the right buying groups. And as part of that whole investment strategy to provide real-time analytics to show our customers how their content is doing, how their demands do it, how ultimately their brand is doing, and tie all together a holistic view.

These are really important investments as we get ready for the close and then the launch of the new company heading into 2025.

So we’ve been pretty aggressive on that, and we’re really happy where we stand on that.

In terms of the AI investment cycle, you know, what we see with customers is, we’re spending a lot of money in their research and development. A lot of the R&D is around AI enhancements to existing products, as well as new products that they will launch.

And the point of that is, there’ll come a point when the AI, those R&D investments, have to generate an ROI in terms of revenue growth and market penetration and market share.

And as the recovery continues and we get through the, you know, that R&D investment, you’ll see — we expect to see — how it could really fuel growth around sales and marketing efforts, and being able to clearly identify the value that their solutions are bringing versus the noise that’s in the market.

And, what better place to do that is around an organization that actually covers this market pretty deeply, and technology buying teams and buying groups and organizations leverage on the data, the insight, the analyst reports and our editorial stride.

Justin Patterson^ Thank you.

Operator^ The next question comes from Joshua Reilly with Needham. You may proceed.

Joshua Reilly^ Hi. Yes- thank you for taking my questions. Maybe just starting off on the macro.

I guess, you know, you guys have been running this business for a long time and have seen a lot of cycles.

I guess- are you seeing any trends in how this cycle has developed relative to past cycles that can kind of give you confidence that spending will improve in a more material way next year, kind of in line with your commentary from the shareholder letter?

Michael Cotoia^ Yes. That’s a good question.

So Josh, I’d say we’ve been in a 2-year depressed technology cycle.

And we’ve seen that, it’s not a matter of if, it’s a matter of when that will rebound.

I’ll say if you take a look at TechTarget throughout 2024, if you look at our Q1 results this week, you know, our expectations where we’d be down high single digits, relatively flat year-over-year, but we’re up 1% in Q2, and then we saw a 2% growth in Q3.

And we’re still seeing those — we expect to see very similar trends, consistent trends of Q3 as we go into Q4 and into the first half of 2025.

If you’ve taken a look at a lot of the other — some of the companies that have reported actually saw double-digit decline in the first half. You’re seeing less of a decline in the second half.

We feel like we’re navigating a little bit better than a lot of our competition.

But what I also look at is some of the things that we’ve talked about in these downturns, you’re seeing a light at the end of the tunnel.

For example, we’ve seen two interest rate cuts. That always bodes well for the future for the technology market.

We saw a presidential election, which we didn’t know how that was going to go or if that was going to get contested.

It seems like it’s come and gone and we’re moving forward on that.

So there were some signs out there that really will benefit, what we believe the technology market and what we’ve seen historically in the long term.

So I’d say in the short term, though, we’d like to see the consistent, you know, hoping decline to growth, two consecutive quarters of growth and being able to say we have a pattern now of seeing year-over-year growth at modest low to mid-single-digit numbers.

That’s what gives us confidence in the long term.

Our focus right now is to close this combination with Informa Tech.

We announced the Informa Tech digital assets.

We announced a Special Meeting date on November 26th.

We expect it to close shortly thereafter.

And then our focus will be executing on the business, making sure that we have the integration done in a timely manner, and really navigate through the next couple of quarters and look at capturing the upside when the market does recover and when all these impacts come into play or these changes, and that’s what we’re really focused on right now.

Joshua Reilly^ Got it. That’s super helpful. Maybe just following up on that.

You know, in the last cycle, a major contributor of your growth was a pretty big increase in the SMB customer count.

And then, obviously, we know they pulled back quite a bit, particularly when the Silicon Valley Bank crisis hit.

In this next cycle coming next year, do you think that these SMB customers will come back?

Or do you think that the growth will be driven more by the enterprise and larger customer cohorts?

Michael Cotoia^ Yeah. No problem.

I think the first lever of growth is going to be with increased product and capability set at the large enterprise and strategic accounts.

We now have an ability to go on and deeper.

When you take a look at what we have to offer on our own product roadmap and what we’re launching, that’s been really important for us to get ready for 2025.

But when you take a look at the assets coming into TechTarget and combining with TechTarget, you’re talking about Industry Dive and being able to get into the vertical markets, and you talk about the intelligence and advisory arm of Omdia, and you look at IT minimarkets and brands as well as the Netline Engine, we have a really good opportunity to land and expand within our existing accounts, and there will be a focus on that on the strategic accounts, in the enterprise accounts, as well as getting into those verticals.

I would say that- you nailed it.

I mean if you take a look at even Gartner’s recent information that came out and talked about some of the smaller tech companies that are, you know, really challenged with cost and really challenged managing their expenses and don’t have the access to financing and capital that’s really beneficial for them like it was more favorable, I should say like it was a few years ago. They may continue to be challenged a little bit, but we still see some opportunities for us in terms of — because of the depth and breadth of our product offerings— to be able to put a good job with those smaller accounts, but I would say the number one place where we’re going to be able to grow and land and expand is on the enterprise and those strategic accounts.

Joshua Reilly^ Got it. Thanks, guys and good luck with closing the deal.

Michael Cotoia^ Thank you.

Operator^ Thank you. As a quick reminder, if you would like to ask a question, please press star one on your telephone keypad. The following comes from Jason Kreyer with Craig-Hallum.

Jason Kreyer/Cal^ Great. This is Cal on for Jason.

So first question from us.

Can you just discuss how the pre-merger planning has gone so far?

And how do you feel like your position should the merger eventually go through here?

Michael Cotoia^ Yeah.

So Cal, we’ve been working on this since the beginning of the year when we announced it on January 10.

We’ve worked together closely with the Informa Tech digital business units, working case with Gary, with the business leaders, to really understand the operating model, how do we best set the new organization, set it up for success. The teams get along well. The operating model and the organizational structure, I would say it’s been going very, very well across the board.

I think everybody sees the opportunity and understands the opportunity that these two organizations coming together can really play in the long term as well as getting off the ground in the short term.

We’re focused on day one planning.

We’ve got day 180 planning all the way to day 365.

I’d say the teams are in lockstep on this.

I would say that the planning and the pre-merger plan has gone well.

I didn’t catch your second question on that.

Jason Kreyer/Cal ^ I think that was it for that one.

But, you know, the second question that I just had here, you know, I just kind of wanted to ask on the competitive environment. You know, you kind of talked about leaning on the balance sheet here, keeping your investments progressing, so — how do you see those investments really differentiating yourself versus your competitors who may have had to pull back here during the down cycle?

Michael Cotoia^ I think companies like – you know, a lot of our competitors are private companies that we stay in touch with and we also have some public companies.

But we’ve built 25 years of a strong financial profile organization with a strong balance sheet.

We’ve always had in any downturn, be optimistic.

I always be careful on how you invest and understand how you invest, but be opportunistic because in a downturn, we have an opportunity to take market share and really put ourselves in the best position to capture the upside during-when-the recovery comes.

And even when — without a recovery- the investments that we make at our products, around our content, and around our audiences, I believe put us in a competitive advantage. There are not a lot of organizations that I would call own and operate the sites and communities that have access to permission-based audiences as well as first-party intent and, to me, that’s the most accurate and most effective way to help sales and marketing when they’re ready to invest in their growth capabilities for driving revenue and market share.

So those investments are really important for us.

We take a view of — we understand we have 90 day quarters, but we take a look at the one to two to three years and if we invest X on this because we can do it with our balance sheet, — this will generate Y and Z in terms of return.

So I think we’re in an enviable position on that, because of the model that we’ve built over 25 years. We’re very disciplined, and we’re effective when we make those investments in the right areas.

Jason Kreyer/Cal ^ Perfect. Thank you and I will echo good luck here to closing the merger.

Operator^ Thank you. There are currently no other questions in the queue waiting at this time. This concludes today’s conference call. Thank you for your participation. You may now disconnect your lines.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), Toro CombineCo, Inc. (“NewCo”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) (the “Registration Statement”) containing a proxy statement of TechTarget, Inc. (“TechTarget”) that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2024, and was first mailed to TechTarget’s stockholders on or about October 25, 2024. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TECHTARGET INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus filed on October 25, 2024, as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa PLC (“Informa”)), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at investor@techtarget.com.

Participants in the Solicitation

TechTarget, NewCo and Informa, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by TechTarget, NewCo or Informa, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of Informa tech digital businesses with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; TechTarget’s, NewCo’s and Informa’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of Informa Tech digital businesses’ products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of Informa Tech digital businesses’ results and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, are more fully discussed the definitive Proxy Statement/Prospectus filed on October 25, 2024 and may be contained in other relevant materials that are filed or will be filed with the SEC (when they become available). While the list of factors presented here and in the definitive Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

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